UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On October 28, 2026, KB Financial Group Inc. (“KB Financial Group” or the “Company”) furnished a public notice regarding the convocation of its extraordinary general meeting of shareholders to be held on November 20, 2026 (the “EGM”).

The agenda for the EGM is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1)	Appointment of an executive director

-	Executive director candidate: Mr. Jae Keun Lee

Details of the Agenda for the Extraordinary General Meeting of Shareholders

Agendum 1. Appointment of an Executive Director

Nominee for Executive Director(1)(2)

Name	Date of Birth	Nominating Entity	Term of Office	Main Position	Career (including current position)
Jae Keun Lee (New appointment)	05/27/1966	The Board of Directors (The CEO Nominating Committee)	3 years(3)	Chief Business Officer of Global, WM and SME, KB Financial Group	• Chief Business Officer of Global, WM and SME, KB Financial Group (Jan. 2026~Current)
• Chief Business Officer of Global Business (Jan. 2025~Dec. 2025)
• President and Chief Executive Officer, Kookmin Bank (Jan. 2022~Dec. 2024)
• Senior Executive Vice President and Head of Sales Group, Kookmin Bank (Jan. 2020~Dec. 2021)
• Senior Managing Director of Sales Planning Group, Kookmin Bank (Jan. 2019~Dec. 2019)
• Managing Director of Sales Planning Group, Kookmin Bank (Jan. 2018~Dec. 2018)
• Managing Director and Chief Financial Officer, KB Financial Group (Jan. 2017~Dec. 2017)
• Head of Financial Planning Department, KB Financial Group (Jan. 2015~Dec. 2016)

Notes: (1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)	The nominee’s term of office is expected to be from November 21, 2026 to November 20, 2029.

The Board of Directors’ Reasons for Recommending the Nominee

Name	Reasons for Recommendation
Jae Keun Lee

•  With a 34-year career at KB Financial Group (the “Group”), Chairman and CEO candidate Mr. Jae Keun Lee possesses deep industry acumen and strategic insight honed across the Group’s core pillars, including Finance, Strategy, Global Operations, and Wealth Management (“WM”). In particular, while serving as the Head of Financial Planning and the Chief Financial Officer (“CFO”) of the Group, he played an instrumental role in the successful acquisitions of LIG Insurance, Hyundai Securities, and Woori Financial, thereby substantially contributing to the expansion and diversification of the Group’s non-banking business portfolio.

•  Furthermore, as former CFO and Head of the Business Group at Kookmin Bank, he spearheaded profitability-focused expansion and systematized branch sales networks. Appointed as the industry’s youngest chief executive officer in 2022, he led the bank’s turnaround to reclaim the leading bank title by fundamentally reshaping the profit structure. Since 2025, as Senior Executive Vice President of the Group, he has overseen the Global, WM, and SME businesses—key strategic areas for the Group—driving sustainable performance and bolstering future market competitiveness.

•  Additionally, he brings collaborative leadership committed to mutual growth with diverse stakeholders and has demonstrated decisive execution capabilities to maximize the Group’s potential amid a rapidly shifting financial environment and accelerating asset reallocation.

•  The nominee for Chairman and CEO, Jae Keun Lee, fully satisfies all eligibility criteria stipulated by relevant laws and regulations, including the Act on Corporate Governance of Financial Companies. At this critical juncture demanding bold transformation to reinforce the Group’s core fundamental competitiveness and secure future growth engines, he is deemed the ideal leader to successfully steer the Group, and is hereby recommended as the candidate for the next Chairman and CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 28, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer